Brittany S. Speas
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (743) 867-0064
Brittany.speas@lfg.com

VIA EDGAR

November 25, 2024

Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Account Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account R
      The Lincoln National Life Insurance Company
File No: 333-281743; 811-08579; CIK: 0001051932
      Initial Registration Statement, Form N-6
      Lincoln AssetEdge® SVUL
      Lincoln AssetEdge® SVUL-No Indexed Accounts

Dear Mr. Zapata:

This letter is in response to the comments received by telephone November 22, 2024.  The prospectus for Lincoln AssetEdge® SVUL is blacklined to reflect the changes requested.

1.	Cover page – (p. 1) . Please consider adding additional disclosure explaining what a variable survivorship means.

Response: As requested, we have added additional disclosure as follows: A survivorship or second to die policy is a type of joint life insurance that pays out a death benefit only after both policyholders are deceased.

2.
What is the purpose of the Policy – (p. 10).  Please add additional disclosure clarifying what is meant by “second layer of investment”.  What is the first layer and does it provide investment growth opportunity as well?  Also, why is this just related to the Indexed Accounts?

Response: We have revised to read as follows:  Its primary purpose is to provide Owners with death benefit protection as well as growth potential through the variable Sub-Account investments and Indexed Accounts.

3.
Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses, Sub-section Optional Benefit Charges – (p. 13).  Accelerated Death Benefit rider for Terminal Illness - Please clarify when the charge is deducted.

Response: We have revised to read as follows:  Upon the lump sum benefit payment

4.
Policy Charges and Fees – (Surrender Charges p. 27).  Surrender Charges:    Please explain how the policy owner is notified regarding their new schedule of Surrender Charges.  Are they aware prior to the change?

Response:  We have revised to read as follows:  Prior to initiating an increase in Specified Amount, please consult your registered representative for a personalized illustration.

5.	Lincoln Survivorship LifeAssure Accelerated Benefits Rider – (p. 39) – Last sentence of the first paragraph. Please clarify as to when the fee is charged.

Response:  We have revised to read as follows:  While there is no charge for this Rider, there is an Administrative Fee charged and deducted from each annual lump sum benefit payment for chronic and terminal illness and upon the first monthly benefit payment of the benefit period.

Corresponding changes will be applied to the Lincoln AssetEdge®  SVUL-No Indexed Accounts and the ISP of the registration statement, as applicable.

Thank you for your attention to this filing, and your review and comments. Please call me at the number provided above with any questions or additional comments.

Sincerely,

/s/Brittany S. Speas

Brittany S. Speas